Exhibit 99.6

Total to Explore Angola’s Deepwater Kwanza Basin

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel. : + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tél.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, December 20, 2011 – Total today announced that it is expanding its significant presence in Angola through the successful application for three new exploration blocks in the deepwater Kwanza Basin. Following an international licensing round, Total signed three production sharing agreements with state-owned Sonangol on December 20, 2011. Total will operate Blocks 40 and 25 with respectively a 50% and a 35% interest and be a partner with a 15% interest in Block 39. Sonangol is the concession holder for these acreages.

On Block 40, Total (operator) will be partnering with Sonangol P&P (30%) and Statoil (20%). The block is located in water depths ranging from 1,500 to 3,400 metres and covers an area of around 7,604 square kilometres.

As operator of Block 25, Total will be partnering with Sonangol P&P (30%), Statoil (20%) and BP (15%). This block is located in water depths ranging from 700 to 2,200 metres and covers an area of around 4,842 square kilometres.

On Block 39, with a 15% interest, Total will be partnering with Statoil (55%, operator) and Sonangol P&P (30%). The block is located in water depths ranging from 1,330 to 3,400 metres and covers an area of around 7,831 square kilometres.

All three blocks are located in Angola’s largely under-explored deepwater Kwanza Basin. The main objective is to explore for pre-salt deposits in these blocks, which share promising geological similarities with the prolific Santos and Campos Basins in Brazil, where in recent years, major discoveries have been made in this type of play.

Over an initial exploration period of five years, around 14,000 square kilometres of 3D seismic will be acquired and five exploration wells drilled with presalt objectives in aggregate over the three blocks.

Marc Blaizot, Senior Vice President, Exploration at Total Exploration & Production stated: “We are very pleased with the licensing round awards. They reflect Total’s commitment to continuing as a key investor and oil operator in Angola, as well as playing a leading role in exploring this promising deepwater basin. We will be leveraging our proved deep offshore expertise and know-how. These awards demonstrate and reinforce Total’s bold exploration strategy.”

Total Exploration & Production in Angola

Total has been present in Angola since 1953. In 2010, the Group’s operated production in Angola averaged 460,000 barrels of oil equivalent per day and its SEC* equity production amounted to 163,000 barrels of oil equivalent per day. Most of this production comes from Blocks 17, 0 and 14. At end-November 2011, Total operated 600,000 barrels of oil equivalent per day, making it the country’s leading oil operator.

Total’s main asset in Angola is deepwater Block 17, which it operates with a 40% interest. The block contains four major hubs: Girassol-Rosa and Dalia, which are currently in production; Pazflor, which came on stream in August 2011; and CLOV (Cravo, Lirio, Orquidea and Violeta), whose development was launched in 2010.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel. : + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tél.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

The Group also operates the ultra-deepwater Block 32, in which it holds a 30% stake. Twelve discoveries have confirmed the block’s potential for oil production, and conceptual development studies are underway on a first production area in the central southeastern sector of the block.

In addition, the Angola LNG project is building a liquefaction plant near Soyo to bring the country’s natural gas reserves to market. Total has a 13.6% interest in the project. Scheduled for commissioning in 2012, the plant will initially be supplied with associated gas from fields on Blocks 0, 14, 15, 17 and 18.

In Angola, as in all its host countries, Total is committed to developing the local oil industry by recruiting and training local workers. Total is strengthening the local economy through its ambitious “Angolanization” and technology transfer plan and makes sure that health, safety and the environment are paramount priorities. Total E&P Angola implements a transparent, wide-reaching corporate social responsibility process focused on three main areas: health, education and local economic development.

*SEC: U.S. Securities and Exchange Commission

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com